Exhibit 99.1

Uxin Announces Transaction with Golden Pacer

BEIJING, CHINA, July 12, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced that it has entered into a binding term sheet with Golden Pacer, a leading financial technology platform in China. Pursuant to the term sheet, Uxin will divest its loan facilitation related business to Golden Pacer in exchange for an aggregate of US$100 million cash and a certain number of shares of Golden Pacer. In addition, Uxin and Golden Pacer will also enter into a series of business cooperation arrangements. After the divestiture and through the business cooperation, Uxin will provide inspection and valuation services to Golden Pacer’s used car financing transactions, and Golden Pacer will provide certain loan facilitation services for Uxin’s online used car transactions, including providing a guarantee in the event of default. Uxin and Golden Pacer will work together with third-party financing partners to achieve that Uxin will no longer bear any guarantee liabilities or credit risks for used car loans facilitated after the transaction.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “Going online to purchase used cars is an unstoppable trend in China’s used car market, where we see tremendous growth potential in the coming years. With our ground-breaking cross-regional transaction services, we have already made buying used cars online a reality. Going forward, facilitating online used car transactions will continue to be our primary focus. By maintaining the high growth of transaction volume and continuing to optimize cost structure and operational efficiency, we are confident that we are on track to achieving profitability.”

Mr. Dai added, “After the divestiture and through the business cooperation with Golden Pacer, we will be able to focus all of our resources on online used car transactions, which embody the key nature of used car e-commerce, and continuously optimize our product and service offerings, improve professional standards, and enhance the used car purchasing experience for consumers. At the same time, consumers will continue to enjoy high-quality financing services from a dedicated financing solution provider through the divestiture and our business cooperation with Golden Pacer.”

The parties expect to enter into definitive transaction agreements and close the transaction as soon as practicable in the second half of 2019. The execution of the definitive transaction agreements and the closing of the transaction are subject to certain approvals and conditions.

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 400 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com